SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: (212) 735-3000

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www.skadden.com

May 17, 2010

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Vitacost.com, Inc.
Preliminary Proxy Statement
Filed May 11, 2010 by Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.
File No. 001-34468

Dear Mr. Duchovny:

We are writing on behalf of our clients, Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (collectively, “Great Hill”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2010 (the “Comment Letter”) relating to the above-referenced preliminary consent statement on Schedule 14A (the “Consent Statement”). Set forth below are Great Hill’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Great Hill.

Concurrently with this letter, Great Hill is filing Amendment No. 1 to the Consent Statement (the “Amended Consent Statement”). The Amended Consent Statement reflects revisions made to the Consent Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Consent Statement, while the page numbers in the responses refer to pages in the Amended Consent Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Consent Statement.

For your convenience, we are emailing to your attention copies of the Amended Consent Statement, including a copy marked to show the changes from the Consent Statement.

Preliminary Proxy Statement

Cover Letter

1.	We note that neither the consent solicitation cover page nor the form of consent contains a clear indication that the subject company is Vitacost.com. Please revise each to include the name of the subject company.

Response: Great Hill has revised the cover page to the Amended Consent Statement and the form of consent to include the name of the subject company.

Daniel F. Duchovny, Esq.

May 17, 2010

2.	Please revise the cover page to list all participants.

Response: Great Hill respectfully advises the Staff that it does not believe that it is necessary to list all participants on the Schedule 14A cover page. Great Hill is making the solicitation and is responsible for the adequacy and accuracy of the disclosures in the Consent Statement, the Revised Consent Statement and in any other filings that Great Hill will make with the Commission in connection with the consent solicitation. Great Hill notes that none of the Nominees is receiving any compensation from Great Hill in connection with the consent solicitation (other than, with respect to certain Nominees, customary indemnification and reimbursement of expenses).

Great Hill believes that there is ample precedent for its view that all participants do not need to be listed on the Schedule 14A cover page. In at least three consent solicitations and in numerous contested election contests in recent years, nominees standing for election in opposition to a board’s slate of nominees have not been named on the Schedule 14A cover page. Great Hill directs the Staff’s attention to the following examples of consent solicitations and election contests in 2009 in which opposition nominees were not identified on the Schedule 14A cover page:

Consent Solicitations

•	Herbert Kurz/Presidential Life Corporation

•	Glenn Nussdorf/Parlux Fragrances, Inc.

•	Red Zone LLC/Six Flags, Inc.

Contested Elections in 2009

•	CF Industries Holdings, Inc./Terra Industries Inc.

•	Red Oak Partners/Forgent Networks, Inc.

•	Bulldog Investors/Insured Municipal Income Fund Inc.

•	Exelon Corporation/NRG Energy, Inc.

•	John C. Levinson/ORBCOMM Inc.

•	Opportunity Partners/TM Entertainment & Media, Inc.

There also is ample precedent for Great Hill’s position in contested elections in years prior to 2009. Moreover, there are numerous examples of contested solicitations in which the subject company’s participants were not listed on the company’s Schedule 14A cover page.

3.	We note that in proposal 2 you address the possibility that the company may elect, appoint or designate new directors on or after May 11, 2010. Please provide us with your analysis explaining why you do not believe that this proposal should be unbundled and presented as a separate proposal in accordance with Rule 14a-4(a)(3).

Response: In its consent solicitation, Great Hill is seeking to remove all members of the Board other than Allen S. Josephs, Ira P. Kerker and Robert G. Trapp, M.D. As disclosed in the Consent Statement, it is possible that the Board could appoint one or more additional directors after May 11, 2010, whether in response to Great Hill’s solicitation or otherwise, and Great Hill is unable to make any predictions as to actions that the Company may take. If the Board were to appoint one or more additional directors during the pendancy of Great Hill’s consent solicitation, Great Hill would also seek to remove all such newly appointed directors. Stated differently, in all instances the only members of the Board that Great Hill would not seek to remove are Messrs. Josephs and Kerker and Dr. Trapp. Accordingly, inasmuch as Great Hill’s

Daniel F. Duchovny, Esq.

May 17, 2010

consent solicitation will seek the same outcome regardless of whether or not the Board appoints one or more additional directors, Great Hill believes that Proposal 2 constitutes only one proposal (i.e., the removal of all sitting directors other than the three named incumbents) and does not present a bundling issue under Rule 14a-4(a)(3).

Great Hill also respectfully advises the Staff that it is aware of at least three other solicitations that included a proposal that is substantively identical to Proposal 2. Great Hill directs the Staff’s attention to (i) Proposal 1 in the definitive proxy statement filed by Value Line, Inc. on March 29, 2010; (ii) Proposal 1 in the preliminary consent statement filed by Glenn Nussdorf on December 22, 2006 with respect to Parlux Fragrances, Inc.; and (iii) Proposal 1 in the definitive consent statement filed by Red Zone LLC on October 19, 2005 with respect to Six Flags, Inc.

4.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your statement that you have “… little confidence that the Board, as currently comprised, has the … willingness to effectively oversee the Company’s growth strategy or serve as an effective overseer of, and partner with, the Company’s management …”

Response: Great Hill respectfully advises the Staff that, as discussed in the Consent Statement, the Company, in its short history as a public company, has already developed a reputation for over-promising and under-delivering. Most notably, Great Hill notes that the Company reduced its first quarter of 2010 and full year 2010 guidance on April 20, 2010 in large part because of an undisclosed “manufacturing logistics issue,” for which the Company has offered vague assurances that a resolution will be in place by the end of the second quarter of 2010. Despite this under-performance, on March 24, 2010, the Company announced that it had amended the employment agreements with its four top executives to provide for generous severance benefits in certain circumstances. Great Hill believes that the Board’s decision to reward the Company’s top executives with amended employment agreements in spite of the Company’s poor performance—performance that was so poor that it will have a continuing impact throughout all of 2010—is an egregious example of the Board’s poor decision-making. Great Hill respectfully advises the Staff that the Board’s actions are the primary basis for Great Hill’s lack of confidence that the Board has the ability and experience to effectively oversee the Company and its management.

Reasons for the Consent Solicitation, page 6

5.	We note your statement that none of the current directors are or have recently been directors of a public company. We also note that two of the three the companies in whose board Mr. Gaffney served and which are listed in his biographical description are not public companies. Thus, please revise your disclosure with respect to each of your nominees to disclose the dates of board service of each company listed for each nominee and clarify, for each such company, whether it is a public company or not.

Response: Great Hill has included in the Revised Consent Statement disclosure regarding the dates of board service of each company listed for each nominee and whether such company is public or not. Please see the disclosure on pages 10 and 11.

In addition, Great Hill respectfully advises the Staff that Mr. Gaffney currently serves on the board of directors of LECG Corporation, which is traded on NASDAQ under the symbol “XPRT.” From November 2006 to October 2007, Mr. Gaffney served on the board of directors of Spark Networks, Inc., which is traded on NYSE Amex under the symbol “LOV.” From August 2004 to July 2005, Mr. Gaffney served on

Daniel F. Duchovny, Esq.

May 17, 2010

the board of directors of Incentra Solutions, Inc., which, during such period, traded in the over-the-counter market on the OTC Bulletin Board under the symbol “ICEN.” From March 1997 to September 2007, Mr. Gaffney served on the board of directors of Haights Cross Communications, Inc., which was subject to Section 15(d) of the Exchange Act from January 2004 onward as the result of the issuance of public debt.

6.	On a related note, please provide supplemental support for your disclosure that each of your nominees has served on the board of “numerous” public and private companies, as the case may be.

Response: Great Hill is providing to the Staff supplemental information, which is attached as Annex A, regarding the board service by each Nominee.

7.	Please disclose whether or not you have any specific plans to achieve the goals listed in the first three bullet points under the caption “Plans for the Company.”

Response: Great Hill has revised the Amended Consent Statement to disclose that it has no specific plans to achieve the goals listed in the first three bullets under the caption “Plans for the Company.” Please see the disclosure on page 8.

Proposal 3—Election of the Nominees, page 9

8.	We note your disclosure that you may introduce a substitute director nominee. Please confirm supplementally that should you identify or nominate a substitute nominee before the consents are sufficient to effect corporate action, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Response: Great Hill hereby confirms that if it identifies or nominates a substitute nominee before it delivers consents that are sufficient to effect corporate action, it will file amended consent materials that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised consent materials and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Certain Effects of the Consent Solicitation, page 12

9.	To the extent the information is available to you, please revise this section to quantify the payments due each executive following a change of control in the event the executive is terminated either without cause or for good reason.

Response: Great Hill respectfully advises the Staff that the Company has not publicly disclosed sufficient information to allow Great Hill to accurately quantify the payments due to each executive following a change of control in the event that the executive is terminated either without cause or for good reason. Great Hill notes that the Annual Report does not reflect the amendments to the employment agreements with the Company’s four top executives disclosed on March 24, 2010, which amendments materially increased the payments owed to each executive following a change of control in the event that the executive is terminated either without cause or for good reason.

Great Hill also notes that, pursuant to Instruction 1 to Item 402(j) of Regulation S-K, the Company, in any consent revocation statement filed with the Commission, should be required to quantify the payments that would be due to each executive following a change of control in the event that the executive is terminated either without cause or for good reason.

Daniel F. Duchovny, Esq.

May 17, 2010

Solicitation of Consents, page 18

10.	We note that you may employ various methods to solicit proxies, including in telephone, fax, e-mail, newspapers and other publications of general distribution, other electronic communication and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, tell us whether the solicitation by electronic communication will include any websites or chat rooms and, if so, provide us the names of those sites or chat rooms.

Response: Great Hill hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Great Hill respectfully advises the Staff that its solicitation by electronic communication will not include any websites (other than the website on which Great Hill will post a copy of the definitive Consent Statement pursuant to Rule 14a-16 promulgated under the Exchange Act, which website is not currently anticipated to include any materials other than the definitive Consent Statement and any other materials filed with the Commission and disseminated to stockholders) or chat rooms.

Other Items

Great Hill will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*            *             *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Douglas K. Schnell at (212) 735-3458.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

ANNEX A

Directorships

At various points, the Nominees have served on the following boards of directors:

Christopher S. Gaffney

•	LECG Corporation

•	Spark Networks, Inc.

•	Incentra Solutions, Inc.

•	Haights Cross Communications, Inc.

•	Jobing, Inc.

•	Central Security Group, Inc.

•	Dental Economics, LLC

•	SmartMail, LLC

•	BuscaPé.com, Inc.

•	IGN Entertainment, Inc.

•	Action Media Holdings, LLC

•	The Chubb Institute

•	High-Tech Institute Holdings, Inc.

Mark A. Jung

•	3PAR Inc.

•	IGN Entertainment, Inc.

•	Limelight Networks, Inc.

•	Pioneers of the Inevitable (d/b/a Songbird)

•	Playhaven

•	Metacafe Inc.

Michael A. Kumin

•	Spark Networks, Inc.

•	Evolve Media Corp.

•	Jobing, Inc.

•	BuscaPé.com, Inc.

•	IGN Entertainment, Inc.

•	Action Media Holdings, LLC

Jeffrey M. Stibel

•	Autobytel Inc.

•	The Search Agency

•	Web.com Group, Inc.

•	Website Pros, Inc.

•	Web.com, Inc.

•	Interland, Inc.

•	Simpli.com

•	Zeo, Inc.

•	EdgeCast Networks, Inc.

•	SocialVibe Network Inc.